SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 11, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina – March 11, 2026 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), informs that between February 17 and 25, 2026, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of  60,565,872 ordinary shares of the Company will be registered, with a face value of ARS 1. As a result of the exercise, USD 11,119,194 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 648,742,437 to 709,308,309, leaving a balance of unexercised warrants of 1,650,742, which expired on March 10, 2026.

The following table provides a summary of the information regarding the options and shares issued by the Company:

Ordinary shares prior to Feb-2026 exercise	648,742,437
Warrants exercised in Feb-2026	48,057,889
Shares issued for Feb-2026 exercise*	60,565,872

Outstanding ordinary shares after Feb-2026 exercise	709,308,309

 *The amount includes rounding adjustments for each exercise instruction calculation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 11, 2026
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